

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

<u>Via e-mail</u>
Mr. Paul Tidwell
President and Chief Executive Officer
Innocap, Inc.
120 E Austin Street, Suite 202
PO Box 489
Jefferson, TX 75657

> RE: **Innocap, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed May 15, 2012**
> **Forms 10-Q for the Quarters Ended April 30, 2012 and July 31, 2012**
> **Filed June 11, 2012 and September 13, 2012**
> **File No. 0-50612**

Dear Mr. Tidwell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant